Leach, John, Peter
c/o 236 Leigh Road,
Worsley, Lancashire; Near [M281LE]
Non-Domestic without the UK
PAY TO THE ORDER OF
RT HON RACHEL REEVES CHANCELLOR OF THE ECHEQUOR FOR HIS MAJESTY'S TREASURY for the benefit of John-Peter: Leach -The Principal

Issue date: October 5th, 2025
Bond number: JPLO0002
EIN: 98-1851025
ITIN: 903-56-5248
Registered Mail No. KD842373795GB

Value of Bond is £100,000,000,000.00 (One Hundred Billion) Great British Pounds Sterling

Re: CERTIFICATE OF BIRTH No. DP083156, and all derivatives including BXKC224537 ACCEPTED FOR VALUE and EXEMPT FROM LEVY SPECIALLY DEPOSITED TO HM TREASURY AND CHARGED TO **JOHN PETER LEACH** # NH7-93-375A
BOND EXEMPTION NH793375A

Attention: Rt Hon Rachel Reeves, Respondent

Enclosed, the undersigned, **Leach, John Peter**, herewith accepts for value the enclosed bond, United Kingdom Certificate of Birth, No. BXCK224537, and all endorsements front and back, being the only legitimate acceptor of said bond being the only party to have put any value into said bond, being the contributing beneficiary of the same. This is in accordance with Uniform Commercial Code, and House Joint Resolution 192 of 5 June 1933, and UCC 1-104 and Public Law 73-10. Bankruptcy Act of 1869, Gold Standards Act of 1925, Bill 227/277.

BOND ORDER

Please deposit this bond to an account bearing the UPU Registered Mail Number **KD842373795GB** for future identification purposes, and to be used as a set off account against any bills, taxes, or claims, and the like, against **Leach, John, Peter** NINo NH7-93-375A or any bills, taxes, or claims, and the like, against the **© JOHN PETER LEACH™** NI NH7-93-375A Bond Exemption NH793375A debtor to **Leach, John, Peter**, secured Party, (UCC-1 Financing Statement 2025-083-5833-5), said claim(s) to have been "accepted" and endorsed by **Leach, John, Peter**.

Please adjust any bills, taxes, or claims, and the like, against **Leach, John, Peter** see Certificate of Birth of the **© JOHN PETER LEACH™** NINo NH7-93-375A Bond Exemption NH793375A to zero, charge, settle and close any such account, and return the interest to the principal**, Leach, John, Peter** at the above post location. Rt Hon Rachel Reeves, the Secretary of the Treasury, the United Kingdom shall have Thirty (30) days from the date of receipt of this Bond, as witnessed by the Date of Receipt affixed to the UK ROYAL MAIL POSTAL SERVICE INTERNATIONAL MAIL Receipt, to dishonor this Bond by returning this Bond to the Principal, with an explanation of all deficiencies, at the stipulated mailing address by non-domestic post. Failure to return the Bond as stated shall constitute Acceptance and Honoring of this Bond, the Associated transactions, and presentments, in accordance with the Law, by Rt Hon Rachel Reeves, the Chancellor of the Exchequer for His Majety's Treasury, and to all the Terms and Conditions contained herein.

This Bond shall be ledgered, as an asset, as best suits the needs of the undersigned Principal. This Bond expires at the moment Leach, John, Peter expires. Void where prohibited by law.

Leach, John, Peter - Principal
Exemption ID #NH793375A
EIN# 98-1851025
c/o 236 Leigh Road,
Worsley, Lancashire; Near [m281le]
Non-Domestic without the US

Surety #1– Wallace, Terence, Joseph
Exemption ID # JH024441B
EIN# 98-1881095
c/o 143 Leigh Road
Worsley, Lancashire; Near [m281lg]
Non-Domestic without the US

Surety #2 – Leach, Lisa, Jane
Exemption ID # NR592586D
EIN# 98-1879917
c/o 236 Leigh Road
Worsley, Lancashire; Near [m281le]
Non-Domestic without the US

Witness #1 Wallace, Max c/o 143 Leigh Rd, Worsley; Near [m281lg] Non-Domestic without the US

Witness #2 **Walsh, Nico** Rae c/o 143 Leigh Rd, Worsley, Lancashire; Near [m281lg] Non-Domestic without the US